Fluux, Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of March 22, 2019 (inception)
through December 31, 2019

Reviewed by:



TaxDrop LLC
A New Jersey CPA Group

Financial Statements

Fluux, Inc.

Table of Contents



CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 10, 2020

To: Board of Directors of Fluux, Inc.
Attn: Chadwick Manning, CEO

Re: 2019 Financial Statement Review
Fluux, Inc.

We have reviewed the accompanying financial statements of Fluux, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019 and the related statements of income, equity, and cash flows for the period of March 22, 2019 (inception) through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Group

FLUUX, INC.
Financial Statements
For the Fiscal Years Ended
December 31, 2019

Balance Sheet
(Unaudited)

	2019
Assets	
Current assets	
Cash	$ 38,405
Fixed Assets	
Machinery & Equipment	$ 355
Total assets	$ 38,760
Liabilities and Stockholders' Equity (Deficit)	
Current liabilities	
Accounts Payable	$ (196)
Total current liabilities	$ (196)
Commitments and contingencies (Note 7)	
Convertible notes payable	$ 173,798
Accrued Interest Payable	$ 6,044
Total Liabilities	$ 179,645
Common stock	900
par value of $0.0001 per share; 9,000,000 shares authorized as of December 31, 2019; 9,000,000 shares issued and outstanding as of December 31, 2019	
Less: discount on common stock	(900)
Accumulated deficit	(140,886)
Stockholders' equity (deficit)	$ (134,842)
Total liabilities and stockholders' equity	$ 38,760

The accompanying notes are an integral part of these consolidated financial statements.

FLUUX, INC.
Financial Statements
For the period of March 22, 2019 (inception)
to December 31, 2019

Income Statement
(Unaudited)

	2019
Revenue	$ 11,163
Costs and expenses	
Advertising & Promotional	35,285
Bank Charges & Fees	-71
Design & Technical	50,834
Direct Marketing	5,687
Insurance	538
Legal & Professional Services	5,756
Fundraising Costs	465
Meals & Entertainment	858
Office & Supplies	2,073
Payroll Expenses	25,000
Personnel	160
Software & Technology	4,602
Storage & Warehousing	40
Taxes & Licenses	3,894
Travel	10,828
Utilities	55
Total costs and expenses	146,005
Interest Expense	6,044
Net loss	$ (140,886)

The accompanying notes are an integral part of these consolidated financial statements.

FLUUX, INC.
Financial Statements
For the Fiscal Years Ended
December 31, 2019

Statements of Stockholders' Equity
(Unaudited)

	Common Stock		Discount on Par	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balances – March 22, 2019 (inception)	0	0	0	0	0
Issuance of Common Stock	9,000,000	900	(900)		0
Net loss	-	-	-	$ (140,886)	$ (140,886)
Balances – Dec. 31, 2018	9,000,000	$ 900	$ (900)	$ (140,886)	$ (140,886)

The accompanying notes are an integral part of these consolidated financial statements.

FLUUX, INC.
Financial Statements
For the period of March 22, 2019 (inception)
to December 31, 2019

Statements of Cash Flows
(Unaudited)

	2019
Cash flows from operations	
Net loss	$ (140,886)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Accounts Payable	(196)
Net cash used in operating activities	(141,082)
Cash flows from investing activities	
Cash paid for machinery and equipment	(355)
Net cash provided from investing activities	(355)
Cash flows from financing activities	
Accrued interest payable	6,044
Proceeds from the issuance of convertible notes	173,798
Net cash provided from financing activities	179,842
Net increase (decrease) in cash and cash equivalents	$ 38,405
Cash and cash equivalents	
Beginning of year	$ 0
End of year	$ 38,405

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Fluux, Inc. ("Fluux" or the "Company") is a Delaware corporation, formed on March 22, 2019. The Company's headquarters are in San Francisco, California.

Fluux builds and develops a battery case that stores and charges a vaporizer and phone. Our mission is to drive innovation that helps people be more in control of their vaping through intelligent and well-designed hardware and software solutions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include the values of capitalized software development costs, intangible assets, and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include convertible notes payable and Keep It Simple Securities ("KISSes"). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("Topic 606"). We derive our revenue principally from service fees paid by our caregiver partners for the use of our platform.

We evaluate the presentation of revenue on a gross versus net basis based on whether we act as a principal by controlling the child care service provided or whether we act as an agent by arranging for third parties to provide the child care service. We facilitate the provision of a child care service by a caregiver to a parent (the caregiver's customer) in order for the caregiver to fulfill their contractual promise to the parent. The caregiver fulfills their promise to provide a child care service to their customer through use of the Nanno platform. While we facilitate setting the price for child care services, the caregivers and parents have the discretion in accepting the transaction price through the platform. We do not control the child care services being provided to the parent nor do we have inventory risk related to the child care services. As a result, we act as an agent in facilitating the ability for a caregiver to provide a transportation service to a parent.

We report revenue on a net basis, reflecting the service fees and commissions owed to us from the caregivers as revenue, and not the gross amount collected from the parent. We made this determination of not being primarily responsible for the services since we do not promise the transportation services, do not contract with caregivers to provide transportation services on our behalf, do not control whether the caregiver accepts or declines the child care request via the Nanno platform, and do not control the provision of child care services by caregivers to parents at any point in time either before, during, or after, the child care engagement.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. As of the balance sheet date, the Company has established a full reserve against all deferred tax assets.

NOTE 3 – CASH

Substantially all of the Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable and reliable. Cash balances were approximately $38,405 as of December 31, 2019.

NOTE 4 – MACHINERY AND EQUIPMENT

Machinery and equipment includes cell phone units for testing purposes. The balance at the end of the year as of December 31, 2019 was $355.

NOTE 5 – ACCRUED LIABILITIES

Accrued liabilities as of December 31, 2019 consisted primarily of credit card liability.

NOTE 6 – CONVERTIBLE NOTES PAYABLE

Since inception, the Company has raised $173,798 cash in exchange for several convertible notes payable (collectively, the "Notes"). Notes worth $25,000 accrued interest at 5% per annum, while the remainder of the Notes accrue interest at 8% per annum. Principal and interest under the Notes are convertible into Common Stock, at the option of the holders of the Notes, at a 20% discount, or are automatically convertible into Preferred Stock upon a "Qualified Financing" (as defined below). Otherwise, the Notes are due for maturity in 2021.

Upon the closing of a Qualified Financing (defined as an equity financing with gross proceeds of at least $1,000,000 for $98,798 of the Notes and at least $2,000,000 for the remaining $75,000 of the Notes, the "Qualified Financing threshold"), the holder shall be entitled to receive a price per share equal to the lesser of: (i) 20% discount to the applicable price per share paid by the purchasers of the preferred stock sold in the Qualified Financing, or (ii) an amount obtained by dividing (x) the respective Qualified Financing threshold by (y) the Fully Diluted Capitalization of the Company.

As of December 31, 2019, approximately $6,044 of interest had accrued under the Notes.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 8 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 9,000,000 shares of Common Stock. As of December 31, 2019, 9,000,000 shares of Common Stock are issued and outstanding. Of this amount, 100% is held by Parsec Tech Labs, LLC, a limited liability company owned by Fluux's three founders.

Since inception, the Company has granted options to purchase 495,000 shares of Common Stock. These options have exercise prices equal to $0.0001 per share and terms of 10 years. To date, no options have been exercised.

Additional Paid-In Capital

Additional Paid-In Capital as of December 31, 2019 consists primarily of cash contributed by the cofounders and private investors.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and incurred a loss for the period from Inception through December 31, 2019. The Company's ability to continue as a going concern is dependent upon management's plan to raise additional funds (see Note 10), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 3, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.